                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                    ----------------------------------------

                                    FORM 11-K

                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    ----------------------------------------

       (Mark One)
           [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended March 31, 1996.

                                 OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the transition period from _________ to _________.


                    Commission File Number  1-12282


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORRPRO COMPANIES, INC. PROFIT SHARING PLAN AND TRUST

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CORRPRO COMPANIES, INC.
                              1090 ENTERPRISE DRIVE
                               MEDINA, OHIO 44256

                             CORRPRO COMPANIES, INC.
                             -----------------------
                          PROFIT SHARING PLAN AND TRUST
                          -----------------------------
                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                          Page
                                                                          ----

Report of Independent Accountants                                         3

Statement of Net Assets Available for Benefits at March 31, 1996          4

Statement of Net Assets Available for Benefits at March 31, 1995          5

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1996                                                 6

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1995                                                 7

Notes to Financial Statements                                             8

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at March 31, 1996        16

Schedule of Reportable Transactions for the Year Ended March 31, 1996    17


Consent of Independent Accountants                                       18


     Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Participants and Plan Administrator of the Corrpro Companies, Inc. Profit Sharing Plan and Trust


We have audited the accompanying statements of net assets available for benefits of the Corrpro Companies, Inc. Profit Sharing Plan and Trust as of March 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the financial status of the plan as of March 31, 1996 and 1995, and the changes in its financial status for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of March 31, 1996 and reportable transactions for the year ended March 31, 1996 are presented for the purpose of additional analysis and are not a required part of the plan financial statements, but are additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.



PRICE WATERHOUSE LLP

Cleveland, Ohio
September 13, 1996

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND  TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 1996



                                                                                               CIGNA
                                                                             ------------------------------------------------------
                 ASSETS                                                                             Lifetime Funds
                                                                             Guaranteed       -------------------------------------
                                                                             Income Fund               20                30
                                                                             -----------               --                --

Investments at Fair Value :
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                                     $ 2,081,757        $      -            $     -
                 Lifetime20 Fund                                                   -                   95,111             -
                 Lifetime30 Fund                                                   -                   -              232,153
                 Lifetime40 Fund                                                   -                   -                  -
                 Lifetime50 Fund                                                   -                   -                  -
                 Lifetime60 Fund                                                   -                   -                  -
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                                   -                   -                  -
                 Vanguard Wellington Fund                                          -                   -                  -
                 Fidelity Magellan Fund                                            -                   -                  -
                 Twentieth Century Ultra Fund                                      -                   -                  -
                 Warburg Pincus Emerging Growth Fund                               -                   -                  -
                 Warburg Pincus Advisor International Equity Fund                  -                   -                  -
                 Corrpro Companies, Inc. Common Stock                              -                   -                  -
                                                                          ----------------------------------------------------
                 Total Investments                                             2,081,757               95,111         232,153

Loans to Participants                                                            (21,451)                  14             213

Receivables :
    Participants' contributions                                                   17,010                1,952           4,625
    Employer contributions                                                         1,493                  166             352
    Rollover contributions                                                         -                   -                  -
    Accrued interest                                                                 333                    7              77
                                                                          ----------------------------------------------------
                 Total Receivables                                                18,836                2,125           5,054

Pending investment transactions and fund transfers                                (7,286)                (333)           (813)
                                                                          ----------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                            $ 2,071,856        $     96,917        $ 236,607
                                                                          ====================================================





                                                                             -------------------------------------------------
                                                                                            Lifetime Funds
                                                                             -------------------------------------------------
                 Assets                                                               40              50              60
                 ------                                                               --              --              --

Investments at Fair Value :
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                                       $       -         $      -         $     -
                 Lifetime20 Fund                                                       -                -               -
                 Lifetime30 Fund                                                       -                -               -
                 Lifetime40 Fund                                                    271,324             -               -
                 Lifetime50 Fund                                                                    317,722
                 Lifetime60 Fund                                                       -                -            91,934
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                                       -                -               -
                 Vanguard Wellington Fund                                              -                -               -
                 Fidelity Magellan Fund                                                -                -               -
                 Twentieth Century Ultra Fund                                          -                -               -
                 Warburg Pincus Emerging Growth Fund                                   -                -               -
                 Warburg Pincus Advisor International Equity Fund                      -                -               -
                 Corrpro Companies, Inc. Common Stock                                  -                -               -
                                                                           -------------------------------------------------
                 Total Investments                                                  271,324         317,722          91,934

Loans to Participants                                                                   179              42              19

Receivables :
    Participants' contributions                                                       3,391           3,331             789
    Employer contributions                                                              277             216              65
    Rollover contributions                                                            2,376             -               -
    Accrued interest                                                                     71             112               9
                                                                           -------------------------------------------------
                 Total Receivables                                                    6,115           3,659             863

Pending investment transactions and fund transfers                                     (950)         (1,112)           (322)
                                                                           -------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                              $    276,668      $  320,311       $  92,494
                                                                           =================================================






                                                                                    Fidelity          Vanguard        Fidelity
                 ASSETS                                                           Growth & Inc.       Wellington       Magellan
                 ------                                                           -------------       ----------       --------

Investments at Fair Value :
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                                          $      -            $     -        $     -
                 Lifetime20 Fund                                                         -                  -              -
                 Lifetime30 Fund                                                         -                  -              -
                 Lifetime40 Fund                                                         -                  -              -
                 Lifetime50 Fund                                                         -                  -              -
                 Lifetime60 Fund                                                         -                  -              -
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                                        432,757             -              -
                 Vanguard Wellington Fund                                                               427,370            -
                 Fidelity Magellan Fund                                                  -                  -          637,542
                 Twentieth Century Ultra Fund                                            -                  -              -
                 Warburg Pincus Emerging Growth Fund                                     -                  -              -
                 Warburg Pincus Advisor International Equity Fund                        -                  -              -
                 Corrpro Companies, Inc. Common Stock                                    -                  -              -
                                                                                 ----------------------------------------------
                 Total Investments                                                      432,757         427,370        637,542

Loans to Participants                                                                    (3,038)            226         (2,681)

Receivables :
    Participants' contributions                                                           9,888           5,845         13,222
    Employer contributions                                                                  729             412          1,063
    Rollover contributions                                                               -                1,188         46,236
    Accrued interest                                                                        106             121            294
                                                                                 ----------------------------------------------
                 Total Receivables                                                       10,723           7,566         60,815

Pending investment transactions and fund transfers                                         (325)           (321)          (478)
                                                                                 ----------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                                 $     440,117       $ 434,841      $ 695,198
                                                                                 ==============================================







                 ASSETS                                                            Twentieth           Warburg           Warburg
                                                                                 Century Ultra       Emer. Growth      Intl Equity
                                                                                 -------------       ------------      -----------

Investments at Fair Value :
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                                         $      -            $     -           $     -
                 Lifetime20 Fund                                                        -                  -                 -
                 Lifetime30 Fund                                                        -                  -                 -
                 Lifetime40 Fund                                                        -                  -                 -
                 Lifetime50 Fund                                                        -                  -                 -
                 Lifetime60 Fund                                                        -                  -                 -
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                                        -                  -                 -
                 Vanguard Wellington Fund                                               -                  -                 -
                 Fidelity Magellan Fund                                                 -                  -                 -
                 Twentieth Century Ultra Fund                                         612,419              -                 -
                 Warburg Pincus Emerging Growth Fund                                    -                238,003             -
                 Warburg Pincus Advisor International Equity Fund                       -                  -             140,461
                 Corrpro Companies, Inc. Common Stock                                   -                  -                 -
                                                                                 ------------------------------------------------
                 Total Investments                                                    612,419            238,003         140,461

Loans to Participants                                                                      61                 52               8

Receivables :
    Participants' contributions                                                        11,420              4,901           1,733
    Employer contributions                                                                802                391             117
    Rollover contributions                                                             45,048              -                 -
    Accrued interest                                                                      197                142               3
                                                                                 ------------------------------------------------
                 Total Receivables                                                     57,467              5,434           1,853
Pending investment transactions and fund transfers                                       (459)              (179)           (105)
                                                                                 ------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                                $    669,488        $   243,310       $ 142,217
                                                                                 ================================================






























                 ASSETS                                                          Corrpro         Loans to
                                                                                  Stock        Participants        Total
                                                                                  -----        ------------        -----

Investments at Fair Value :
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                                        $      -       $        -       $ 2,081,757
                 Lifetime20 Fund                                                       -                -            95,111
                 Lifetime30 Fund                                                       -                -           232,153
                 Lifetime40 Fund                                                       -                -           271,324
                 Lifetime50 Fund                                                       -                -           317,722
                 Lifetime60 Fund                                                       -                -            91,934
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                                       -                -           432,757
                 Vanguard Wellington Fund                                              -                -           427,370
                 Fidelity Magellan Fund                                                -                -           637,542
                 Twentieth Century Ultra Fund                                          -                -           612,419
                 Warburg Pincus Emerging Growth Fund                                   -                -           238,003
                 Warburg Pincus Advisor International Equity Fund                      -                -           140,461
                 Corrpro Companies, Inc. Common Stock                             1,502,429             -         1,502,429
                                                                               ---------------------------------------------
                 Total Investments                                                1,502,429             -         7,080,982

Loans to Participants                                                                   384         417,466         391,494

Receivables :
    Participants' contributions                                                       6,178             -            84,285
    Employer contributions                                                              520             -             6,603
    Rollover contributions                                                           60,064             -           154,912
    Accrued interest                                                                    144             -             1,616
                                                                               ---------------------------------------------
                 Total Receivables                                                   66,906                         247,416
Pending investment transactions and fund transfers                                   (5,259)            -           (17,942)
                                                                               ---------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                               $ 1,564,460    $    417,466     $ 7,701,950
                                                                               =============================================

     The accompanying notes are an integral part of these financial statements.

                           CORRPRO COMPANIES, INC.
                          PROFIT SHARING PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 1995




                                            NCB
                                           --------------------------------------------------------------------------------
                                                            Fixed                         Company
                                           Equity          Income          Capital         Stock          Loan
               ASSETS                       Fund            Fund            Fund           Fund           Fund         Cash
               ------                       ----            ----            ----           ----           ----         ----
Investments, at fair value:
   National City Bank
      Equity Fund                     $      2,061,841 $             -  $           - $             - $          - $          -
      Fixed Income Fund                              -       2,012,000              -               -            -            -
      Capital Preservation Fund                      -               -        838,434               -            -            -
   Corrpro Companies, Inc.
      Common Stock                                   -               -              -       4,008,668            -            -
                                      ---------------- ---------------  ------------- --------------- ------------  -----------
         Total Investments                   2,061,841       2,012,000        838,434       4,008,668            -            -
                                      ---------------- ---------------  ------------- --------------- ------------  -----------
Loans to Participants                                -               -              -               -      291,196            -
Receivables:
   Participants' contributions                  31,244          23,522         16,300          27,771            -            -
   Employer contributions                        2,141           2,046          1,177           2,023            -            -
   Accrued interest                                 17             131          4,457             220            -          256
                                      ---------------- ---------------  ------------- --------------- ------------  -----------
         Total Receivables                      33,402          25,699         21,934          30,014            -          256
                                      ---------------- ---------------  ------------- --------------- ------------  -----------
Cash Equivalents                                     -           1,697              -               -            -        5,462
Pending investment transactions
and fund transfers                            (23,931)        (19,699)       (16,794)       (173,638)      (7,573)      (5,718)
                                      ---------------- ---------------  ------------- --------------- ------------  -----------
NET ASSETS AVAILABLE FOR
BENEFITS                              $      2,071,312 $     2,019,697  $     843,574 $     3,865,044 $    283,623  $         -
                                      ================ ===============  ============= =============== ============  ===========






               ASSETS                      Total
               ------                      -----
Investments, at fair value:
   National City Bank
      Equity Fund                     $      2,061,841
      Fixed Income Fund                      2,012,000
      Capital Preservation Fund                838,434
   Corrpro Companies, Inc.
      Common Stock                           4,008,668
                                      ----------------
         Total Investments                   8,920,943
                                      ----------------
Loans to Participants                          291,196
Receivables:
   Participants' contributions                  98,837
   Employer contributions                        7,387
   Accrued interest                              5,081
                                      ----------------
         Total Receivables                     111,305
                                      ----------------
Cash Equivalents                                 7,159
Pending investment transactions
and fund transfers                           (247,353)
                                      ----------------
NET ASSETS AVAILABLE FOR
BENEFITS                              $      9,083,250
                                      ================



The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDING MARCH 31,1996








                                                                                National City Bank
                                                        --------------------------------------------------------
                                                                                                       Capital
                                                                 Equity         Fixed Income        Preservation
                                                                 ------         ------------        ------------

INCREASES IN ASSETS:

Contributions:
                 Participants                                   $222,542            $173,886           $126,376
                 Employer                                         17,307              16,489              8,469
                 Rollover                                        103,147              79,923             54,607

Investment Income :
                 Interest                                         47,413             118,159             47,648
                 Dividends                                         -                  -                  -
                 Interest on loans                                 -                  -                  -
                                                        --------------------------------------------------------
                 Total increases                                 390,409             388,457            237,100
DECREASES IN ASSETS :


Distributions for withdrawals and terminations                  (502,212)           (412,136)          (117,767)
Administrative expenses                                          (19,682)            (17,191)            (2,594)
Net gain/(loss) from change in market value of
securities held and from securities sold                         363,079             124,988             -
                                                        --------------------------------------------------------
                 Total decreases                                (158,815)           (304,339)          (120,361)



Loans to participants                                           (106,903)           (115,917)           (42,828)
Loan repayments                                                   32,010              46,065             22,521
Interfund transfers                                           (2,228,013)         (2,033,963)          (940,006)
                                                        --------------------------------------------------------
                 Net transfers                                (2,302,906)         (2,103,815)          (960,313)
                                                        --------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                             (2,071,312)         (2,019,697)          (843,574)


NET ASSETS -
                 Beginning of the year                         2,071,312           2,019,697            843,574
NET ASSETS -                                            --------------------------------------------------------
                 End of Year                                 $ -                $ -                $ -
                                                        ========================================================



































                                                                Corrpro
                                                                 Stock            Loan            Cash            Total
                                                                 -----            ----            ----            -----

INCREASES IN ASSETS:

Contributions:
                 Participants                                   $191,981          $ -            $10,967        $725,752
                 Employer                                         14,538            -            (10,953)         45,850
                 Rollover                                         12,147            -               -            249,824

Investment Income :
                 Interest                                         13,354            -                953         227,527
                 Dividends                                         -                -               -               -
                 Interest on loans                                 -              14,097           4,412          18,509
                                                         -----------------------------------------------------------------

                 Total increases                                 232,020          14,097           5,379       1,267,462

DECREASES IN ASSETS :


Distributions for withdrawals and terminations                  (265,281)           -            (36,285)     (1,333,681)
Administrative expenses                                          (10,366)           -            (10,852)        (60,685)
Net gain/(loss) from change in market value of
securities held and from securities sold                      (2,736,283)           -                 (4)     (2,248,220)
                                                        -----------------------------------------------------------------
                 Total decreases                              (3,011,930)           -            (47,141)     (3,642,586)

TRANSFER OF ASSETS:


Loans to participants                                              -             240,491          25,157            -
Loan repayments                                                    -             (46,008)        (54,588)           -
Interfund transfers                                           (1,085,134)       (492,203)         71,193      (6,708,126)
                                                       -----------------------------------------------------------------
                 Net transfers                                (1,085,134)       (297,720)         41,762      (6,708,126)
                                                       -----------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                             (3,865,044)       (283,623)           -         (9,083,250)

NET ASSETS -
                 Beginning of the year                         3,865,044         283,623            -          9,083,250
                                                        -----------------------------------------------------------------
NET ASSETS -
                 End of Year                                  $ -              $ -             $ -             $ -
                                                        =================================================================






                                                               Guaranteed                     Lifetime
                                                                           ------------------------------------------------
                                                               Income            20              30              40
                                                               ------            --              --              --

INCREASES IN ASSETS:

Contributions:
                 Participants                                   $66,370          $6,962         $16,132         $13,331
                 Employer                                         5,837             639           1,301           1,107
                 Rollover                                         -                 164          19,007           2,376

Investment Income :
                 Interest                                        20,460              24             368             260
                 Dividends                                        -                -               -               -
                 Interest on loans                                -                -               -               -
                                                       -----------------------------------------------------------------
                 Total increases                                 92,667           7,789          36,808          17,074

DECREASES IN ASSETS :


Distributions for withdrawals and terminations                   (3,300)           -               -               -
Administrative expenses                                          (7,430)           (333)           (813)           (950)
Net gain/(loss) from change in market value of
securities held and from securities sold                          -               1,651           3,379           4,964
                                                       -----------------------------------------------------------------
                 Total decreases                                (10,730)          1,318           2,566           4,014

TRANSFER OF ASSETS:
Loans to participants                                           (24,851)           -               -               -
Loan repayments                                                  13,818              47           1,112             729
Interfund transfers                                           2,000,952          87,763         196,121         254,851
                                                       -----------------------------------------------------------------
                 Net transfers                                1,989,919          87,810         197,233         255,580
                                                       -----------------------------------------------------------------
NET INCREASE/(DECREASE) IN ASSETS                             2,071,856          96,917         236,607         276,668
                 Beginning of the year                            -                -               -               -
                                                       -----------------------------------------------------------------
                 End of Year                                 $2,071,856         $96,917        $236,607        $276,668
                                                       =================================================================









                                                       --------------------------------------------------------------------
                                                                    Lifetime                    Fidelity         Vanguard
                                                          ---------------------------------
                                                                 50              60          Growth & Inc.      Wellington
                                                                 --              --          -------------      ----------

INCREASES IN ASSETS:

Contributions:
                 Participants                                   $11,874          $3,019            $33,451         $21,040
                 Employer                                           810             223              2,554           1,532
                 Rollover                                         -                -                15,670           1,352

Investment Income :
                 Interest                                           421              36                425             448
                 Dividends                                        -                -                -                 -
                 Interest on loans                                -                -                -                 -
                                                       --------------------------------------------------------------------
                 Total increases                                 13,105           3,278             52,100          24,372
DECREASES IN ASSETS :



Distributions for withdrawals and terminations                    -                -                -                 -
Administrative expenses                                          (1,112)           (322)              (325)           (381)
Net gain/(loss) from change in market value of
securities held and from securities sold                          4,309             534             17,481          11,226
                                                       --------------------------------------------------------------------
                 Total decreases                                  3,197             212             17,156          10,845

Loans to participants                                             -                -                (3,250)         (1,135)
Loan repayments                                                     318              72                801             740
Interfund transfers                                             303,691          88,932            373,310         400,019
                                                       --------------------------------------------------------------------
                 Net transfers                                  304,009          89,004            370,861         399,624
                                                       --------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                               320,311          92,494            440,117         434,841
                 Beginning of the year                            -                -                -                 -
                                                       --------------------------------------------------------------------
                 End of Year                                   $320,311         $92,494           $440,117        $434,841
                                                       ====================================================================






                                                                                       CIGNA
                                                       ----------------------------------------------------------------------
                                                              Fidelity         Twentieth          Warburg           Warburg
                                                              Magellan       Century Ultra      Emer. Growth      Intl Equity
                                                              --------       -------------      ------------      -----------

INCREASES IN ASSETS:

Contributions:
                 Participants                                   $47,091           $42,563            $17,916          $6,236
                 Employer                                         3,921             3,025              1,456             441
                 Rollover                                        56,067            47,744              1,348           2,532

Investment Income :
                 Interest                                         1,156               765                563              15
                 Dividends                                        -                 -                 -                 -
                 Interest on loans                                -                 -                 -                 -
                                                       ----------------------------------------------------------------------
                 Total increases                                108,235            94,097             21,283           9,224
DECREASES IN ASSETS :



Distributions for withdrawals and terminations                    -                 -                 -                 -
Administrative expenses                                            (580)             (459)              (179)           (105)
Net gain/(loss) from change in market value of
securities held and from securities sold                          8,031             5,095                228           4,014
                                                       ----------------------------------------------------------------------
                 Total decreases                                  7,451             4,636                 49           3,909

Loans to participants                                            (4,792)             (157)              (157)           -
Loan repayments                                                   2,653               810                778              29
Interfund transfers                                             581,651           570,102            221,357         129,055
                                                       ----------------------------------------------------------------------
                 Net transfers                                  579,512           570,755            221,978         129,084
NET INCREASE/(DECREASE) IN ASSETS                               695,198           669,488            243,310         142,217

NET ASSETS -
                 Beginning of the year                            -                 -                 -                 -
                                                       ----------------------------------------------------------------------
NET ASSETS -
                 End of Year                                   $695,198          $669,488           $243,310        $142,217
                                                       ======================================================================







                                                          -------------------------------------------------
                                                              Corrpro                                           Total
                                                               Stock            Loan            Total           Plan
                                                               -----            ----            -----           ----

INCREASES IN ASSETS:

Contributions:
                 Participants                                   $23,214       $    -           $309,199      $1,034,951
                 Employer                                         1,924            -             24,770          70,620
                 Rollover                                        60,146            -            206,406         456,230

Investment Income :
                 Interest                                           580            -             25,521         253,048
                 Dividends                                        -                -               -               -
                 Interest on loans                                -               5,095           5,095          23,604
                                                       -----------------------------------------------------------------
                 Total increases                                 85,864           5,095         570,991       1,838,453

DECREASES IN ASSETS :



Distributions for withdrawals and terminations                    -                -             (3,300)     (1,336,981)
Administrative expenses                                          (5,434)           -            (18,423)        (79,108)
Net gain/(loss) from change in market value of
securities held and from securities sold                        383,644            -            444,556      (1,803,664)
                                                       -----------------------------------------------------------------
                 Total decreases                                378,210            -            422,833      (3,219,753)

Loans to participants                                             -              34,342            -               -
Loan repayments                                                   1,443         (23,350)           -               -
Interfund transfers                                           1,098,943         401,379       6,708,126            -
                                                       -----------------------------------------------------------------
                 Net transfers                                1,100,386         412,371       6,708,126            -
                                                       -----------------------------------------------------------------
NET INCREASE/(DECREASE) IN ASSETS                             1,564,460         417,466       7,701,950      (1,381,300)

NET ASSETS -
                 Beginning of the year                            -                -               -          9,083,250
                                                       -----------------------------------------------------------------
NET ASSETS -
                 End of Year                                 $1,564,460        $417,466      $7,701,950      $7,701,950
                                                       =================================================================

The accompanying notes are an integral part of these financial statements.

                             CORRPRO COMPANIES, INC.
                          PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 1995





                                             NCB
                                       --------------- --------------  ---------------  -------------- -------------  -----------
                                                           Fixed           Capital         Company
                                           Equity          Income       Preservation        Stock          Loan
                                            Fund            Fund            Fund             Fund          Fund           Cash
                                            ----            ----            ----             ----          ----           ----
INCREASES IN ASSETS:

   Contributions:

      Participants                     $   283,583 $      302,175  $       138,156  $      250,656 $           -   $          -

      Employer                              23,108         22,004           17,438          54,835             -              -

      Rollover                              80,181         32,970           49,329          41,006             -              -

   Investment Income:

      Interest                              40,213        144,725           41,491           3,206             -              -

      Interest on loans                          -              -                -               -        22,947              -
                                        -----------------------------------------------------------------------------------------
         Total increase                    427,085        501,874          246,414         349,703        22,947              -
                                        -----------------------------------------------------------------------------------------

DECREASES IN ASSETS:

   Distributions for withdrawals and     (148,016)      (250,990)         (91,596)       (337,452)             -         27,754
     terminations

   Administrative expenses                (11,980)       (12,379)         (10,877)        (13,847)             -       (15,233)

   Net gain (loss) from change in
     market value of security held and
     from securities sold                   83,308       (62,161)                -       (571,288)             -              -
                                        -----------------------------------------------------------------------------------------
         Total decrease                   (76,688)      (325,530)        (102,473)       (922,587)             -         12,521
                                        -----------------------------------------------------------------------------------------

TRANSFERS OF ASSETS:

   Loans to participants                  (34,752)       (52,840)         (25,328)               -       112,920              -

   Loan repayments                          64,541         56,385           17,387           3,149     (128,941)       (12,521)

   Interfund transfers                      25,448      (204,565)          240,205        (61,088)             -              -
                                        -----------------------------------------------------------------------------------------
         Net transfers                      55,237      (201,020)          232,264        (57,939)      (16,021)       (12,521)
                                        -----------------------------------------------------------------------------------------

NET INCREASE IN NET
ASSETS                                     405,634       (24,676)          376,205       (630,823)         6,926              -

NET ASSETS -
   Beginning of year                     1,665,678      2,044,373          467,369       4,495,867       276,697              -
                                        -----------------------------------------------------------------------------------------

NET ASSETS -
   End of year                         $ 2,071,312 $    2,019,697  $       843,574  $    3,865,044 $     283,623   $          -
                                        =========================================================================================

























                                              Total
                                              -----
INCREASES IN ASSETS:

   Contributions:

      Participants                    $      974,570

      Employer                               117,385

      Rollover                               203,486

   Investment Income:

      Interest                               229,635

      Interest on loans                       22,947
                                      ----------------
         Total increase                    1,548,023
                                      ----------------

DECREASES IN ASSETS:

   Distributions for withdrawals and       (800,300)

     terminations

   Administrative expenses                  (64,316)

   Net gain (loss) from change in
     market value of security held and
     from securities sold                  (550,141)
                                      ----------------
         Total decrease                  (1,414,757)
                                      ----------------

TRANSFERS OF ASSETS:

   Loans to participants                           -

   Loan repayments                                 -

   Interfund transfers                             -
                                      ----------------
         Net transfers                             -
                                      ----------------

NET INCREASE IN NET
ASSETS                                       133,266

NET ASSETS -
   Beginning of year                       8,949,984
                                      ----------------

NET ASSETS -
   End of year                        $    9,083,250
                                      ================


The accompanying notes are an integral part of these financial statements.

                             CORRPRO COMPANIES. INC.
                             -----------------------
                          PROFIT SHARING PLAN AND TRUST
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
- -----------------------------------------

     General
     -------

The Corrpro Companies, Inc. Profit Sharing Plan and Trust (the "Plan") was organized and adopted on April 1, 1984 by Corrpro Companies, Inc. (the "Company") to encourage employee savings and to provide retirement benefits to participants and/or their beneficiaries. It is administered by an advisory committee (the "Committee") appointed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1996, the Plan's trustee and the record keeper, disbursement agent and investment agent of the Plan were changed from National City Bank ("NCB") to Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). Plan assets were transferred to CIGNA on January 2, 1996.

The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Contributions and Eligibility
     -----------------------------

The Plan is a defined contribution plan and contains a 401 (k) provision which permits employees to contribute elective deferrals of up to 15% of their eligible compensation, subject to certain Internal Revenue Code (the "Code") limitations. Employees may make elective deferral contributions on the first day of the month following the completion of one year of service.

The Plan also provides for an employer contribution to be determined solely at the discretion of the Board of Directors of the Company in accordance with the limitations prescribed by the Plan. For employer contributions, all employees are eligible to benefit beginning the first day of the month following the completion of one month of service. Effective January 1, 1993, the Company began to match 20% of employee contributions not to exceed 3% of the employee's compensation.

With the consent of the Committee and Trustee, an employee may request that the Plan accept all or part of such employee's interest in another qualified plan or individual retirement account.

Such rollover contributions are maintained and invested by the Trustee in a similar manner as other participant accounts. The Plan's provisions with respect to rollover contributions were designed to comply with the applicable sections of the Code.

     Vesting
     -------

Participants are immediately vested in their elective deferral contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is vested based upon a graduated schedule such that the participant is 100 percent vested after six years of service or at the date of retirement, if earlier. If an employee terminates employment prior to becoming 100 percent vested, his unvested portion of employer contributions and interest thereon is forfeited.

     Participant Direction of Investments
     ------------------------------------

The Plan provides that each participant or beneficiary may direct the investment of his account balance among the following funds:

Investment options with CIGNA as of January 1, 1996 include the following:

Fidelity Income & Growth Fund

          The Fidelity Income & Growth Fund is invested in a diversified portfolio of equity and fixed-income securities.

Fidelity Magellan

          The Fidelity Magellan is invested primarily in common stock and securities convertible into common stocks of both domestic, multinational and foreign companies. Current income is not a consideration.

Guaranteed CIGNA Fund

          The Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

Life 20, 30, 40, 50 & 60 Funds ("CIGNA LIFETIME FUNDS")

          The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund is primarily invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

Corrpro Companies, Inc. Common Stock Fund

          The Corrpro Companies, Inc. Common Stock Fund is invested only in common stock of the Company. Corrpro's 1996 Consolidated Financial Statement contains a footnote which reads, in part

                        "In June 1995, the Company announced that earnings per
                   share for fiscal 1995 were expected to be substantially below analysts' expectations, and in August the Company restated its previously reported unaudited results for the second and third quarters of fiscal 1995. Class action litigation and shareholder derivative litigation were commenced seeking substantial damages from the Company and/or certain of its current and former directors and officers. During September 1995, the class action litigation was consolidated and an amended and consolidated class action complaint was filed on behalf of a purported class consisting of investors who purchased the Company's Common Shares between June 1, 1994 and June 19, 1995. The Company and its current or former directors and/or officers remain the named defendants. The amended complaint alleges claims under various sections of the Securities Exchange Act of 1934 and Rule 10b-5, and common law fraud and negligent misrepresentation. It asserts, among other things, that defendants made false and misleading statements during the class period in the Company's quarterly and annual reports filed with the Securities and Exchange Commission ("SEC"), press releases and periodic reports to shareholders which are claimed to have materially overstated the Company's assets, net income and projected net income. The amended complaint seeks, on behalf of the purported class, compensatory damages of tens of millions of dollars, as well as punitive damages, prejudgment interest and costs.
                   Motions to dismiss the consolidated class action lawsuit and the shareholder derivative action were filed in November 1995 and October 1995, respectively. On December 28, 1995, the motion to dismiss the shareholder derivative action was granted without prejudice. An appeal is pending. The motions to dismiss the consolidated class action complaint are still pending. The Company intends to continue to defend itself vigorously in the class action litigation; however, the ultimate outcome of the litigation cannot be determined at present. As such, other than an accrual for the cost of defense, no provision for liability, if any, that may result has been made in the accompanying consolidated financial statements. In addition, the Company is cooperating in an investigation being conducted by the SEC. Management is unable to assess at this time whether the ultimate outcome of this litigation and investigation will have a material adverse effect on the Company's financial condition, results of operations and cash flows; however, it is possible that events could occur in the coming year that could affect the Company's ability to estimate the impact of the above matters."

20th Century Ultra Fund

          The 20th Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Vanguard Wellington Fund

          The Vanguard Wellington Fund is invested in a diversified portfolio of common stocks and bonds designed primarily to seek a conservation of principal and a reasonable income return.

Warburg Pincus Advisor Emerging Growth Fund

          The Warburg Pincus Advisor Emerging Growth Fund is invested primarily in common stocks and securities of small-to medium-sized companies for capital growth. Current income is not a consideration.

Warburg Pincus Advisor International Equity Fund

          The Warburg Pincus Advisor International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based. Current income is not a consideration.

Investment options available through NCB prior to the transfer of Plan assets to CIGNA on January 2, 1996 included the following:

The Equity Fund consisted primarily of common stocks of large companies.

The Fixed Income Fund consisted primarily of U.S. Treasury and government agency obligations and corporate bonds.

The Capital Preservation Fund consisted primarily of investments in guaranteed investment contracts issued by major insurance companies and banks.

Currently, participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments. Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

     Participant Accounts
     --------------------

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers. Each participant's account is credited with the participant's elective deferral contribution and an allocation of (a) the employer contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances, as defined in the Plan.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

     Allocation of Employer Contributions and Forfeitures to Participant
     --------------------------------------------------------------------
     Accounts
     --------

Any portion of a participant's account which is forfeited shall be held by the Trustee for one year prior to being allocated among active Plan participants. In any given year, the employer contributions and forfeitures, if any, are allocated by the Trustee at the rate which each eligible participant's compensation for the year bears to the total compensation for the Plan year.

During 1996 and 1995, the Plan had forfeiture credits in the amounts of $21,471 and $3,816, respectively.

     Plan Withdrawals and Distributions
     ----------------------------------

Upon termination of service or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his account or annual installments upon approval by the Trustee. All withdrawals and disbursements are subject to federal income tax upon receipt.

In situations of severe financial hardship, a participant may apply in writing to the Committee for the distribution of his vested account balance. Such hardship withdrawals may result in tax consequences to the employee as defined in the Code.

     Termination Provisions
     ----------------------

The Company has the right under the Plan to discontinue its contributions any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become immediately and fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
- -----------------------------------------

     Basis of Accounting
     -------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

     Investments
     -----------

The accompanying statement of net assets available for benefits reflect investments at their market values as of March 31, 1996 and 1995. The Plan's new trustee (CIGNA) maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of participants' equity and (2) unrealized appreciation and depreciation as presented in the statements of changes in participants' equity has been certified by the Plan's trustee as being complete and accurate.

Investments held by the Plan (other than the Company Stock Fund) under the predecessor trustee (NCB) consist of units of participation in bank-administered trust funds and are stated at fair value as determined by NCB. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year, and securities traded on the over-the-counter market as well as listed securities for which no sale was reported on that date are valued at fair value as determined by NCB based on reported bid prices.

     Security Transactions and Investment Income
     -------------------------------------------

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Proceeds from sales of securities, less market value at the beginning of the Plan year or cost for purchases during the Plan year and net unrealized appreciation (depreciation) based on market price fluctuations during the Plan year or since date of acquisition, are included in the Statement of Changes in Net Assets Available for Benefits.

     Plan Expenses
     -------------

Fees of the trustee, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statement.

     Amounts Due to Terminated Participants
     --------------------------------------

Participants' equity includes $259,545 (none at March 31, 1995) of amounts due to terminated participants at March 31, 1996. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles participants' equity per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended March 31, 1996:


                                                                                                 Net Assets
                                                  Benefits                                        Available
                                                 Payable to             Benefits                for Benefits
                                                Participants            Incurred                March 31,1996
                                            --------------------- ---------------------  ---------------------------
Per financial statements                        $     ----             $ 1,336,981              $ 7,701,950
Accrued benefit payments                           259,545                 259,545                 (259,545)
                                            --------------------- ---------------------  ---------------------------
Per Form 5500                                   $  259,545             $ 1,596,526              $ 7,442,405
                                            ===================== =====================  ===========================


NOTE 3 - TAX STATUS:
- --------------------

The Internal Revenue Service determined and informed the Company by a letter dated July 31, 1995, that the Plan is qualified under Section 401 (a) of the Code as amended by the 1986 Tax Reform Act and is, therefore, not subject to tax under present income tax law. Management anticipates that the Plan will continue its status as a qualified plan.

NOTE 4 - LOANS TO PARTICIPANTS:
- -------------------------------

Participants may borrow up to fifty percent of their vested account balances subject to a maximum of $50,000. All loans bear interest at market rates and are secured by the vested account balances of the respective participants.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                     CORRPRO COMPANIES, INC.
                                                  PROFIT SHARING PLAN AND TRUST

                                   By:             Corrpro Companies, Inc., as
                                                       Plan Administrator




Date:    September 23, 1996        By:              /s/ Neal R. Restivo
       ----------------------                  ------------------------
                                                         Neal R. Restivo
                                                     Sr. Vice President and
                                                     Chief Financial Officer

                             CORRPRO COMPANIES, INC.
                          PROFIT SHARING PLAN AND TRUST

                            PLAN #011 EIN 34-1422570
            ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 MARCH 31, 1996


    Units                                                                                                     Market
    Held                                   Description                                     Cost               Value
    ----                                   -----------                                     ----               -----
               Investments:
                  CIGNA
                  -----
       82,247        Guaranteed Income Fund                                                   2,081,757         2,081,757

        7,323        Lifetime 20 Fund                                                            93,460            95,111

       18,034        Lifetime 30 Fund                                                           228,765           232,153

       21,641        Lifetime 40 Fund                                                           266,359           271,324

       25,639        Lifetime 50 Fund                                                           313,412           317,722

        7,844        Lifetime 60 Fund                                                            91,399            91,934

                  Separate Accounts
                  -----------------

       13,542        Fidelity Growth and Income Fund                                            415,275           432,757

       15,727        Vanguard Wellington Fund                                                   416,144           427,370

        6,890        Fidelity Magellan Fund                                                     629,511           637,542

       21,285        Twentieth Century Ultra Fund                                               607,324           612,419

        6,626        Warburg Pincus Advisor Emerging Growth Fund                                237,774           238,003

        6,340        Warburg Pincus Advisor International Equity Fund                           138,447           140,461

      194,702        Corrpro Companies, Inc. Common Stock                                     1,101,132         1,502,429
                                                                                    -------------------  ----------------
                        Total Investments                                                     6,620,759         7,080,982
                                                                                    -------------------  ----------------
               Loans to Participants                                                            417,466           417,466
               Cash Equivalents                                                                       -                 -
                                                                                    -------------------  ----------------
                        Total                                                                 7,038,225         7,498,448
                                                                                    ===================  ================

Note:   This schedule has been derived from information certified as complete and accurate by the Custodian in accordance with
        Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee
        Retirement Income Security Act of 1974.

                             CORRPRO COMPANIES, INC.
                          PROFIT SHARING PLAN AND TRUST

                            PLAN #001 EIN 34-1422570
    SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE
                                CURRENT VALUE OF
                                   PLAN ASSETS
                  ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED MARCH 31, 1996

(Category (iii) - A Series of Transactions Involving Securities of the Same Issue that, when Aggregated Exceed 5% of the Current Value of Plan Assets as of the Beginning of the Plan Year)

                                                                                                                         Net
          Identity of                  Description       No. of    No. of   Purchase       Selling     Cost of          Gain
        Party Involved                   of Asset      Purchases    Sales     Price         Price       Asset          (Loss)
        --------------                   --------      ---------    -----     -----         -----       -----          ------
National City Bank         Equity Fund                       5        16   $  138,162  $ 2,563,082  $ 1,900,823     $ 662,259

National City Bank         Fixed Income Fund                 6        18      189,762    2,326,751    2,206,676       120,074

National City Bank         Armada Money Market              34        34    2,717,573    2,717,573    2,717,573             -
                           Armada Money Market - DISC       29        34    2,427,253    2,428,949    2,428,949             -

National City Bank         Capital Preservation Fund        13        15      259,435    1,097,870    1,097,870             -

National City Bank         Federated Trust for US           90        78    3,195,152    3,200,614    3,200,614             -
                           Treasury Obligations

Corrpro Companies, Inc.    Common Stock                      3         6      176,980      359,972      379,234      (19,262)

Connecticut General Life   Twentieth Century Ultra           6         1      607,324           62           63           (1)

Connecticut General Life   Fidelity Magellan                 6         2      629,511        1,585        1,585             -

Connecticut General Life   Guaranteed Income                 6         1    2,063,569        5,547        5,547             -


Note:   This schedule has been derived from information certified as complete and accurate by the Custodian in accordance with
        Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee
        Retirement Income Security Act of 1974.

                                       17